Exhibit 99.1

FCA on market rumors

At the request of the Italian stock exchange regulator (Commissione Nazionale per la Societa e la Borsa - CONSOB) Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU MTA: FCA) confirmed today that it has no further information to report in response to market rumors beyond its statement already issued on August 21, 2017.
From time to time, FCA may receive inquiries about potential strategic transactions and will evaluate such inquires consistent with its duties to stakeholders. As a matter of policy, FCA does not comment on market rumors and therefore does not intend to comment further on any inquiries.
London, 25 August 2017

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com

This press release contains forward-looking statements. These statements are based on the FCA group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the FCA group’s control.